SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March 09, 2010

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Sabesp republishes the 2008 balance sheet

Reasons for republication:

The 2008 financial statements were republished in view of the current stage of discussions with the state government, which have already been fully disclosed in previous years, concerning which party should pay the retirement and pension supplementary benefits as provided for by São Paulo State Law 4,819/58. These supplementary benefits comprise the UNDISPUTED amount, which the state government assumes its final responsibility. This controversy resulted in a provision retroactive to 2008, only including the DISPUTED amount of benefits, as detailed below.

SABESP and the São Paulo State Government (GESP) uphold different viewpoints concerning the calculation criteria and the granting of retirement and pension supplementary benefits.

In addition to the controversy with the state government, by force of court decision, Sabesp has been required to maintain the payment of the aforementioned benefits.

SABESP usually adopted the practice of recording all the benefits paid as balance to be reimbursed by the state government, therefore, as part of its accounts receivable.

Facts occurred during the 2008 fiscal year:

Negotiations with the state government concerning the reimbursement of benefits paid by SABESP were the subject-matter of documentation signed by the Company and its controlling shareholder, which resulted in the preparation of the 3rd amendment to the GESP Agreement, executed on November 17, 2008.

The accumulated amount that SABESP claimed from the state government was formally separated in this document into two different amounts: UNDISPUTED and DISPUTED amount.
a. UNDISPUTED amount: this is represented by benefits paid by SABESP and the state government assumes the payment. For this amount, which amounted to R$915 million, the Company accepted to receive as payment: i) Reservoirs (R$696 million) and ii) the outstanding balance (R$219 million) in 114 adjusted monthly installments. This 3rd amendment also sets forth that the state government will equalize the payment of the monthly outflow of the undisputed amount, i.e., that the state government will reimburse SABESP as the benefits are paid and this has been regularly occurring.
b. DISPUTED AMOUNT: this is represented by benefits paid by SABESP up to December 2008, whose calculation and/or beneficiaries’ eligibility criteria had not been accepted so far by the state government. The amounts paid by SABESP on this account totaled the historical amount of R$409 million on December 31, 2008.

The disputed amount of benefits:

1. Despite the fact that the state government has a different viewpoint, in the 3rd amendment, in an effort to solve the matter, it agreed that the State Office of the Attorney General (PGE) would examine again the justifications that gave rise to the Disputed Amount.

2. In light of the information and in view of PGE’s declaration that would examine again the case, SABESP’s Management was confident that a provision for eventual losses over the balance receivable would not be required to be recorded. Another evidence supporting the Company's understanding is the fact that in October 2008 it issued new debentures, in the amount of R$220 million, despite the Independent Auditor’s qualified opinion.

3. However, the lack of a provision for losses over the DISPUTED amount of balance receivable from the state government was the accounting procedure that motivated the qualified opinion of the Independent Auditors (PricewaterhouseCoopers) on the December 31, 2008 Financial Statements.

Sabesp's expectation to receive the disputed amount changes:

In 2010, after PGE’s conclusions, denying to SABESP the right to the reimbursement of most of the Disputed Amount, it became clear for the Company that a provision for the Disputed Amount would be necessary.

This was the main factor that changed the Company’s viewpoint concerning the expectations to receive the credit, and after detailed examination, the Company decided to republish the 2008 Financial Statements. In this regard, it is worth mentioning that the Company only recorded a provision when the evidence supported an amendment to the accounting procedures and not only based on circumstantial evidence, doubts or suspicions.

SABESP will continue giving absolute priority to the negotiations with the state government, aiming at reaching an agreement that ensures the Company’s interests. SABESP reiterates that it will not waive the credits to which the Company deems is the legitimate owner against the state government. In this regard, it will endeavor all its efforts to settle the matter at the technical-court levels. If the controversy is not settled, Sabesp will adopt all the necessary measures to ensure the Company’s interests.

The procedures adopted to republish the financial statements:

In view of the evidence that changes the real expectations to recover the DISPUTED amount of credit against the state government, the republished Financial Statements will contain the following accounting adjustments:

a. Provision for losses for the DISPUTED amount, which amounted to R$409 million;

b. Actuarial provision related to the liability for future payments of benefits, which amounted to R$535 million.

The following chart summarizes the adjustments made to the originally-published Net Income for the 2008 fiscal year:

In million of Reais

Net Income originally published	R$1,008
Less provision for losses over balance receivable from the state government	(R$409)
Less actuarial provision related to future payment of benefits	(R$535)

Net income adjusted for republication purposes	R$64

The adjustment of the balance receivable by means of a provision and not by a definitive accounting write-off reflects the Company’s viewpoint that efforts for credit recovery will still be made.

Due to the recording of a provision over the balance of accounts receivable from the state government, the Independent Auditor will re-issue an UNQUALIFIED Opinion on December 31, 2008 Financial Statements.

As the actuarial provision represents the liability for future payments of benefits, the Company's future results will no longer be affected by this provision.

Dividends declared in advance or to be declared related to 2009 profits will not be affected by this republication.

The Company’s funds raised in the securities market are guaranteed and so is its capacity to continue generating results and operating cash flows. Funds for investment plan are supported by the Company’s Budget. The Company’s operating cash flow will remain the same.

In addition to the republication of the December 31, 2008 Financial Statements, the Quarterly Information (ITR) referring to the quarters ended on September 30, 2008 and March 31, June 30 and September 30, 2009 has also been prepared and published again.

The accounting adjustments recorded in the BR GAAP Financial Statements do not affect the amounts of the Financial Statements prepared in accordance with the US GAAP. The US accounting practices are specific and differ from the Brazilian accounting practices. Thus, the referred provisions have already been recorded in the US GAAP Financial Statements.

For further information, please contact:

Mario Arruda Sampaio
Phone: (55 11) 3388-8664
E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi
Phone: (55 11) 3388-8793
E-mail: abairoldi@sabesp.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: March 09, 2010

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.